

August 1, 2013

Via E-mail
Bruce Van Saun
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

> **Re: The Royal Bank of Scotland Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 001-10306**

Dear Mr. Van Saun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

General

1. You indicated in your letter to us dated December 16, 2010 that you expected future revenues, assets, and liabilities associated with contacts with Cuba, Sudan, and Syria. As you know, Cuba, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with Cuba, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, since the referenced letter. Your response should describe any funds,

Bruce Van Saun
The Royal Bank of Scotland Group plc
August 1, 2013
Page 2

services, or support you have provided to those countries, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Burris, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief